**Meridian Gold Inc.**
**9670 Gateway Drive, Suite 200**
**Reno, Nevada 89521**
**Phone:  (775) 850-3777**
**Fax:      (775) 850-3733**



## MERIDIAN GOLD, INC. REPORTS ON PROGRESS OF PERMITTING PROCCESS AT ESQUEL

**Reno, Nevada, February 13, 2003** – As an update to the information release sent out on February 7, 2003, Meridian is pleased to report on the progress of the permitting process at the Esquel gold project in Argentina.  Last week, Esquel's city council decided to vote on three issues:

- To reject Argentina's Mining Investment Law,
- To ban the use of cyanide within city limits, and
- To hold a town referendum on the project before the public hearing that is set for March 29, 2003.

As further clarification, the decision on the Mining Investment Law is for all future projects, and will not affect the project of Esquel.  This week, the Mayor of Esquel has vetoed the ordinance that sought to prohibit the use of cyanide within city limits.

The referendum is scheduled for March 24, and residents will vote for whether or not they support the Esquel project.  This is a non-binding, mandatory vote required of all residents of Esquel that have been citizens of Esquel for one year or greater.

Additionally, Dr. Javier Waksman, a noted toxicologist and former resident of Argentina, has been conducting presentations with authorities and regulators throughout the province of Chubut, as well as the medical college in Esquel, to inform those that cyanide can be handled in a safe and harmless manner that will not put the health of residents at risk.

Meridian is committed to building one of the safest mines in the world to complement its 20-year track record of superior environmental compliance, The Company is dedicated to meeting all environmental and mining laws as required in Argentina, and using the latest technologies available, including cyanide destruction, to ensure the environment is unharmed.  The Esquel project will be a significant contribution to the economy of the Argentine community, as it will increase commerce, create jobs, and help to pay taxes.